FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 18, 2003

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated July 18, 2003 - Pan American Silver's Shelf Prospectus Effective

Exhibit 2

Press Release dated July 18, 2003 - Pan American Silver Project Update

NEWS RELEASE

July 18, 2003

PAN AMERICAN SILVER'S SHELF PROSPECTUS EFFECTIVE

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) announced today that  a final  short form base shelf prospectus was filed today  with securities commissions in British Columbia, Alberta, Manitoba and Ontario and receipted.  A corresponding registration statement filed with the United States Securities and Exchange Commission also has become effective. The shelf prospectus allows the Company to make offerings of common shares, warrants, debt securities or any combination thereof of up to US$100 million during the next 25 months on similar terms to potential purchasers anywhere in these provinces and the United States. The proceeds from any such offerings will be used by the Company to fund development of the Alamo Dorado project, expansion of the Huaron mine, future capital, development and exploration programs, working capital requirements and for other corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or same would be unlawful prior to the registration or qualification under the securities laws of any such state.  A copy of the prospectus may be obtained from the Company's Vice-President of Corporate Relations.

For Further Information Contact:

Geoff Burns, President (604) 684-1175

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

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1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

NEWS RELEASE

July 18, 2003

PAN AMERICAN SILVER PROJECT UPDATE

 (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) announced today that it remains on track to complete by the fourth quarter of the year, a whole ore milling feasibility study on its Alamo Dorado silver project in Mexico.

The Company continues to carry out work at the 50% owned Manantial Espejo silver project in Argentina and the San Vicente silver project in Bolivia and expects this work to result in confirmation that feasibility studies are warranted.

Pan American has also initiated a technical and economic evaluation to determine the potential to expand and significantly  increase production at its 100% owned Huaron mine in Peru. Huaron is the Company's largest operation hosting over 20 years of reserves and resources at current production rates.   During fiscal 2003, Huaron is expected to produce 4.9 million ounces of silver at a cash cost of approximately $3.50/oz.

The projects subject to these studies are expected to increase Pan American's silver production from 10 million ounces forecast for 2003 to nearly 20 million ounces  in 2005 and decrease consolidated cash production costs to under $3.25 per ounce of silver produced.

For Further Information Contact:

Geoff Burns, President (604) 684-1175

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

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CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: July 21, 2003